UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD
Specialized Disclosure Report

THE KEYW HOLDING CORPORATION
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation)	001-34891 (Commission File Number)	27-1594952 (IRS Employer Identification No.)

7740 Milestone Parkway, Suite 400
Hanover, Maryland 21076
(Address of principal executive offices) (Zip Code)

Harry Armstrong
Director of Ethics & Compliance
(443) 733-1634
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The KEYW Holding Corporation is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Act”) for the reporting period from January 1, 2015 to December 31, 2015 (the “Reporting Period’’). References in this report to “KEYW,” “we,” “our,” or “us” mean The KEYW Holding Corporation, The KEYW Corporation, and Hexis Cyber Solutions, Inc. (“Hexis”), together with its subsidiaries.

Rule 13p-1, through Form SD, requires the disclosure of certain information if conflict minerals are necessary to the functionality or production of a product manufactured by the company or contracted by the company to be manufactured. Rule 13p-1, through Form SD, requires that the company conduct in good faith a reasonable country of origin inquiry (“RCOI”) regarding those conflict minerals that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (together, the “Covered Countries”), or are from recycled or scrap sources.

Form SD defines “conflict minerals” as: “(i) [c]olumbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the [Covered Countries]; or (ii) [a]ny other mineral or its derivatives determined by the Secretary of State to be financing conflict in the [Covered Countries].” Form SD defines conflict minerals from recycled or scrap sources “if they are from recycled metals, which are reclaimed end-user or post-consumer products, or scrap processed metals created during product manufacturing” and includes “excess, obsolete, defective, and scrap metal materials that contain refined or processed metals that are appropriate to recycle in the production of tin, tantalum, tungsten and/or gold,” and does not include “[m]inerals partially processed, unprocessed, or a bi-product from another ore.”

KEYW may, at times, contract to acquire products for which conflict minerals are necessary for the functionality or production of those products, thereby manufacturing some end products that contain conflict minerals. As required by Form SD, KEYW has developed a framework for conducting due diligence that conforms with the Organisation for Economic Co-operation and Development (recognized as an international framework for due diligence measures regarding these conflict minerals by the U.S. Securities and Exchange Commission on August 22, 2014). In conformance with the framework, KEYW has conducted an RCOI regarding its products and the components and parts that it acquires from suppliers to determine whether any of the conflict minerals originated in the Covered Countries and whether any of the conflict minerals were from recycled or scrap sources. Where applicable, KEYW has conducted additional due diligence regarding the source and chain of custody of the conflict minerals. The results of KEYW’s RCOI regarding conflict minerals, as well as KEYW’s additional due diligence, are contained in KEYW’s Conflict Minerals Report, a copy of which is filed as Exhibit 1.01 to this Form SD.

The information contained on KEYW’s website is not incorporated by reference into this Form SD or KEYW’s Conflict Minerals Report and should not be considered part of KEYW’s Form SD or KEYW’s Conflict Minerals Report.
Item 1.02 Exhibit.
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this Form SD.

Exhibit No.	Description
1.01	Conflict Minerals Report of The KEYW Holding Corporation as required by Items 1.01 and 1.02.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE KEYW HOLDING CORPORATION

DATE: May 31, 2016	/s/ Philip Luci, Jr.
Philip Luci, Jr.
Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report of The KEYW Holding Corporation as required by Items 1.01 and 1.02.